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SEC 1344
(10-2002)         PERSONS WHO POTENTIALLY ARE TO RESPOND TO THE COLLECTION OF
Previous          INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
versions          UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
obsolete
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                    UNITED STATES                            OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION          --------------------------
                WASHINGTON, D.C. 20549                OMB Number:      3235-0058
                                                      Expires:  January 31, 2005
                     FORM 12b-25                      Estimated average burden
                                                      hours per response....2.50
             NOTIFICATION OF LATE FILING              --------------------------
                                                      SEC FILE NUMBER 0-13976
                                                      --------------------------
                                                      CUSIP NUMBER
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(Check One): / / Form 10-K  / / Form 20-F  / / Form 11-K  /X/ Form 10-Q
/ /  Form N-SAR

For Period Ended: March 31, 2003
                 ------------------------
/  /  Transition Report on Form 10-K
/  /  Transition Report on Form 20-F
/  /  Transition Report on Form 11-K
/  /  Transition Report on Form 10-Q
/  /  Transition Report on Form N-SAR
For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                                  Akorn, Inc.
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Full Name of Registrant


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Former Name if Applicable

                              2500 Millbrook Drive
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Address of Principal Executive Office (Street and Number)

                         Buffalo Grove, Illinois 60089
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City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

See Attached Sheet.
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PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Mr. Ben J. Pothast                      (847)                    279-6151
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     (Name)                          (Area Code)             (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). / / Yes /X/ No

The registrant has not filed its report on Form 10-Q for the period ended September 30, 2002 or its report on Form 10-K for the year ended December 31, 2002.

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/ / Yes /X/ No

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If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                   Akorn, Inc.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  May 16, 2003       By  /s/ BEN J. POTHAST
    --------------------   ----------------------------------------------------
                                 Ben J. Pothast, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).

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                                    PART III
                                   NARRATIVE

         The Registrant has been unable to complete its report on Form 10-Q for the quarter ended March 31, 2003 (its "2003 Form 10-Q") due to the fact that the Registrant is currently delinquent in the filing of its reports on Form 10-Q for the quarter ended September 30, 2002 and on Form 10-K for the year ended December 31, 2002 (the "2002 Reports"), and has been working to complete the 2002 Reports to file prior to or simultaneous with its 2003 Form 10-Q, but not all parties with responsibility for the 2002 Reports and the 2003 Form 10-Q have completed their review of those reports.

         The Registrant anticipates reporting in its 2003 Form 10-Q revenues of approximately $12.8 million for the three months ended March 31, 2003 compared to $13.4 million for the comparable period in 2002. The Registrant anticipates net income of approximately $0.01 per basic share for the three months ended March 31, 2003 compared to $0.01 per basic share for the comparable period in 2002.

         On April 24, 2003, Deloitte And Touche, LLP ("Deloitte") notified the Registrant that it would decline to stand for re-election as the Registrant's independent accountants after completion of the audit of the Registrant's consolidated financial statements as of and for the year ended December 31, 2002. The Registrant has begun the process of selecting a new independent accountant, but has not completed this process as of the date of this filing. As a result, independent accountants have not reviewed the anticipated results included in this Form 12B-25 or the underlying financial statements from which such anticipated results are derived.